UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreements.

As previously announced, on July 11, 2025, Evaxion A/S (“Evaxion”, or the “Company”) a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, issued a press release that it has finalized a debt settlement agreement of €3.5 million out of Evaxion’s €7 million loan with European Investment Bank (“EIB”), upon the Company’s issuance to EIB of warrants (“Warrants”) for 38,450,000 ordinary shares of a nominal value of DKK 0.25 in the Company (“Ordinary Shares”) (the “Debt Settlement”).

Debt Settlement Agreement, Warrant to Subscribe for Ordinary Shares and Amendment Agreement

In connection with the Debt Settlement, the Company and EIB entered into a Debt Settlement Agreement, dated as of July 11, 2025, pursuant to which the Company and EIB agreed that the Company would issue warrants for 38,450,000 Ordinary Shares to EIB and EUR 3,500,000 of the Company’s EUR 7,000,000 loan with EIB would be cancelled (the “Debt Settlement Agreement”).

The terms by which EIB subscribed for the ADSs were set forth in the Warrant to Subscribe for Ordinary Shares on July 11, 2025 (the “Warrant to Subscribe for Ordinary Shares”). The Company issued Warrants to EIB to subscribe for 38,450,000 Ordinary Shares, represented by 769,000 American Depositary Shares (“ADSs”). The Warrants are exercisable immediately upon issuance, expire in ten years and have an exercise price equal to DKK 0.25 per Ordinary Share.

The terms by which the EIB loan was partially cancelled were reflected in the Amendment Agreement to the Finance Contract dated 6 August 2020, entered into on July 11, 2025, between the Company and EIB (the “Amendment Agreement”). Pursuant to the Amendment Agreement, EIB agreed to reduce the EUR 7 million amount owed to them under the original finance contract by EUR 3.5 million.

Registration Rights Agreement

In connection with the Debt Settlement, the Company entered into a registration rights agreement with EIB (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares represented by ADSs and the Ordinary Shares represented by ADSs issuable upon the exercise of the Warrants (the “ Warrant Shares”) no later than the 60th calendar day following the date of the Registration Rights Agreement and, with respect to any additional Registration Statements which may be required pursuant to Section Registration Rights Agreement, the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Ordinary Shares and the Warrant Shares. In addition, the Company has agreed to use its commercially reasonable efforts to have the Registration Statement declared effective as promptly as practical thereafter, and in any event not more than the 90th calendar day following the filing date (or, in the event of a “full review” by the SEC, the 120th calendar day following the initial filing date) and with respect to any additional Registration Statements which may be required pursuant to the Registration Rights Agreement, the 90th calendar day following the date on which an additional Registration Statement is required to be filed under the Registration Rights Agreement (or, in the event of a “full review” by the Commission, the 120th calendar day following the date such additional Registration Statement is required to be filed under the Registration Rights Agreement); and to keep such registration statement effective at all times until (i) EIB does not own any Ordinary Shares, Warrants or Warrant Shares issuable upon exercise thereof or (ii) the Ordinary Shares and the Warrant Shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

The Company has granted EIB customary indemnification rights in connection with the registration statement. EIB has also granted the Company customary indemnification rights in connection with the registration statement.

The Debt Settlement Agreement, Amendment Agreement, Warrant to Subscribe for Ordinary Shares and the Registration Rights Agreement contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Debt Settlement Agreement, Amendment Agreement, Warrant to Subscribe for Ordinary Shares and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the forms of the Debt Settlement Agreement, Amendment Agreement, Warrant to Subscribe for Ordinary Shares, and the form of the Registration Rights Agreement, which are attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4 respectively.

The foregoing summary and the exhibits hereto also are not intended to modify or supplement any disclosures about the Company in its reports filed with the SEC. In particular, the agreements and the related summary are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreements contain representations and warranties by the Company, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the agreements were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Debt Settlement Agreement, Amendment Agreement, Warrant to Subscribe for Ordinary Shares and the Registration Rights Agreement are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Unregistered Sales of Equity Securities.

The information contained above in this Current Report on Form 6-K in relation to (i) the Warrants and (ii) the Warrant Shares issuable upon exercise of the Warrants, is incorporated herein by reference. Neither the issuance and sale of the Warrants, nor the Warrant Shares issuable upon exercise the Warrants, as applicable, have been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Accordingly, the Warrants and the Warrant Shares issuable upon the exercise of the Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. As noted above, the Company has agreed to file an initial registration statement with the SEC covering the resale of the Warrant Shares issuable upon the exercise of the Warrants. The Warrants will not be registered for resale under such registration statement.

Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy any securities of the Company.

Other Events.

Amendment to Articles of Association

In connection with the Debt Settlement, the Articles of Association were also amended to provide for the granting of up to 38,450,000 Warrants to purchase up to 769,000 ADSs representing 38,450,000 Ordinary Shares, for a term of 10 years with an exercise price of DKK 0.25 per Ordinary Share. The Warrants are further detailed in Appendix 12 of the Articles of Association.

Exhibits

Exhibit No.	Description

3.1	Articles of Association, as amended

10.1	Form of Debt Settlement Agreement

10.2	Form of Warrant to Subscribe for Ordinary Shares

10.3	Form of Amendment Agreement

10.4	Form of Registration Rights Agreement

99.1	*Press Release dated July 13, 2025

* Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 0001-39950) filed with the Commission on December 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion A/S

Date: July 17, 2025	By:	/s/ Birgitte Rønø
Birgitte Rønø Interim Chief Executive Officer